SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Hawk Ridge Capital Management, L.P.

12121 Wilshire Blvd. Suite 900

Los Angeles CA 90025

Attention: David Bradley

(310) 594-7350

with a copy to

Robert A. Profusek

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

Page 2 of 3 Pages

Explanatory Note

This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Hawk Ridge Master Fund, LP, Hawk Ridge Management, LLC, Hawk Ridge Capital Management, L.P., Hawk Ridge Capital Management GP LLC and Mr. David G. Brown (collectively, the “Reporting Persons”) on October 27, 2020 (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (the “Shares”) of Garrett Motion Inc. (the “Company”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

On November 16, 2020, counsel representing the Equity Commitment Parties and Honeywell sent a letter (the “November 16 Letter”) to the Company’s counsel regarding potential modifications to the Proposed Plan contemplated by the Second A&R Coordination Agreement. The November 16 Letter is attached hereto as Exhibit 99.1 and incorporated herein by reference. The Proposed Plan and any potential modifications thereto have not been approved by the Company and are subject to milestones and conditions that may not occur or be satisfied. As such, there is no assurance that the Proposed Plan will be completed on the terms set forth in the Second A&R Coordination Agreement or the November 16 Letter, or at all.

Item 7. Materials to be Filed as Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Letter dated November 16, 2020.

CUSIP No. 366505105

Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2020

Hawk Ridge Master Fund, L.P.

By:	Hawk Ridge Management, LLC its General Partner

By:	/s/ David Bradley
	Name:	David Bradley, COO, CFO, CCO

Hawk Ridge Management, LLC

By:	/s/ David Bradley
	Name:	David Bradley, COO, CFO, CCO

Hawk Ridge Capital Management GP, LLC

By:	/s/ David Bradley
	Name:	David Bradley, COO, CFO, CCO

Hawk Ridge Capital Management, L.P.

By:	Hawk Ridge Capital Management GP, LLC its General Partner

By:	/s/ David Bradley
	Name:	David Bradley, COO, CFO, CCO

/s/ David Brown
Name: David Brown